UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.)*

Under the Securities Exchange Act of 1934

Figure Acquisition Corp. I
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

302438 106**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class B Common Stock or Class L Common Stock. CUSIP number 302438 106 has been assigned to the shares of Class A Common Stock of the Issuer, which are listed on the New York Stock Exchange under the symbol “FACA.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302438 106	Schedule 13G
1	NAMES OF REPORTING PERSONS
Fintech Acquisition LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,134,444 (1)

	6	SHARED VOTING POWER
- 0 -

	7	SOLE DISPOSITIVE POWER
3,134,444 (1)

	8	SHARED DISPOSITIVE POWER
- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,134,444 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302438 106	Schedule 13G
1	NAMES OF REPORTING PERSONS
Michael Scott Cagney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
3,134,444 (1)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
3,134,444 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,134,444 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 302438 106	Schedule 13G
1	NAMES OF REPORTING PERSONS
Thomas J. Milani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
3,134,444 (1)

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
3,134,444 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,134,444 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) See Item 4 below. Fintech Acquisition LLC holds 2,777,777 shares of Class B common stock of the Issuer, which are automatically convertible into the Issuer’s shares of Class A Common Stock as more fully described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-252686).  The amount shown excludes shares of Class L common stock, which is convertible into shares of Class A common stock after the Issuer’s initial business combination only to the extent of certain triggering events occur prior to the 10th anniversary of the Issuer’s initial business combination.

Item 1(a).	Name of Issuer:

Figure Acquisition Corp. I (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

650 California Street, Suite 2700
San Francisco, CA 94108

Item 2(a).	Name of Person Filing:

Fintech Acquisition LLC

Michael Scott Cagney

Thomas J. Milani

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Figure Acquisition Corp. I
650 California Street, Suite 2700
San Francisco, CA 94108

Item 2(c).	Citizenship:

The citizenship of Fintech Acquisition LLC is Delaware.

The citizenship of Michael Scott Cagney is the United States.

The citizenship of Thomas J. Milani is the United States.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

302438 106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 3,134,444 shares of the Issuer’s Class B Common Stock, representing 9.8% of the total shares of Class A and Class B Common Stock issued and outstanding. The Class B Ordinary Shares are automatically convertible into the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-252686).

Fintech Acquisition LLC is the record holder of such Class B Ordinary Shares, and Fintech Acquisition LLC is controlled by a board of managers consisting of Michael Cagney and Thomas J. Milani As a result, they may be deemed to have or share beneficial ownership of the Class B shares held directly by the Issuer’s sponsor. Each person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Fintech Acquisition LLC

	By:	/s/ Fintech Acquisition LLC
		Name:	Michael S. Cagney
		Title:	President and Secretary

/s/ Michael Scott Cagney
Michael Scott Cagney

/s/ Thomas J. Milani
Thomas J. Milani